November 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (303) 316-5651

David R. Martin
Executive Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, Colorado 80206

> **Re:** **Janus Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-15253**

Dear Mr. Martin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief